UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2024

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
341 WHITE POND DRIVE
AKRON, OH 44320

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2024 and 2023	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2024	4

Notes to Financial Statements	5-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2024	12-20

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2003.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 26, 2025

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2024	2023
Assets
Investments:
Investments, at fair value (see Note 5)	$3,519,948,469	$3,270,823,075
Investments, at contract value (see Note 6)	343,738,308	390,733,610
Total investments	3,863,686,777	3,661,556,685

Receivables:
Accrued interest and dividends	796,313	1,405,415
Notes receivable from participants	56,461,860	52,418,001
Due from brokers	582,369	9,893,184
Total receivables	57,840,542	63,716,600
Total assets	3,921,527,319	3,725,273,285

Liabilities
Administrative expenses payable	456,062	642,133
Due to brokers	2,306,444	26,822,252
Total liabilities	2,762,506	27,464,385

Net assets available for benefits	$3,918,764,813	$3,697,808,900

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2024
Additions:
Contributions:
Employer	$42,456,995
Participant	167,376,776
Total contributions	209,833,771

Investment income:
Interest and dividends	58,296,577
Net change in fair value of investments	390,813,030
Total investment income	449,109,607

Interest income on notes receivable from participants	3,791,555

Deductions:
Distributions to participants	(438,287,812)
Administrative expenses	(3,491,208)
Total deductions	(441,779,020)

Increase in net assets available for benefits	220,955,913

Net assets available for benefits, beginning of year	3,697,808,900

Net assets available for benefits, end of year	$3,918,764,813

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
1.Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FE) is the sponsor of the Plan. The FE Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Workplace Services, LLC. Plan assets are held in trust under an arrangement with Fidelity Management Trust.

Participation

Generally, all full-time and part-time employees of FE's subsidiaries and participating employees not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute, on a pre-tax basis, 6% of eligible earnings for each payroll period with automatic increases of 1% each April until the employee contribution rate reaches 10%. International Brotherhood of Electrical Workers (IBEW) Local 777 participants are automatically enrolled at 4% and have an automatic increase of 1% per year up to 10%. Automatic enrollment and annual increases can be changed by plan participants at any time. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. Subject to the FirstEnergy insider trading policy, a participant may change any automatic contribution at any time.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (unless otherwise provided by a collective bargaining agreement) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (unless otherwise provided by a collective bargaining agreement). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions.

FE makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 participants who receive a matching contribution of 80% on the first 4% of eligible contributions. All employer matching contributions are provided as shares in FE common stock, except for certain IBEW Local 777 participants whose matching contributions are made in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FE common stock contributed to each participant is based on the market price of FE common stock as of the end of each pay period. Plan participants may diversify matching contributions held in FE common stock at any time, subject to certain limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investments

Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates (commonly referred to as target date funds), fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FE common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FE’s common shares are traded on the NYSE and participation units in the FE Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FE’s common stock was $39.78 and $36.66 at December 31, 2024 and 2023, respectively. The valuation per unit of the FE Common Stock Fund was $48.46 and $44.69 at December 31, 2024 and 2023, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Effective April 1, 2019, the interest rate for new loans will be equal to the prime rate that is published by Reuters on the last day of the month before the start of the calendar quarter in which the loan is approved, plus 1%. The range of interest rates on outstanding loan balances during the year ended December 31, 2024 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and payments of interest are credited to the participant’s account when made, generally through payroll deduction. If a participant fails to make regularly scheduled payments, the participant has 90 days from the first missed scheduled repayment to pay the full amount in arrears. If full repayment of the amount in arrears doesn’t occur, the outstanding balance of the loan will be defaulted and become a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (generally, not beyond April 1st of the year following the year the participant reaches age 73 (for participants who reach 72 after December 31, 2022) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.

Subsequent Events

Management evaluated subsequent events for the Plan through June 26, 2025, the date the financial statements were available to be issued.

2.Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.Recently Adopted Accounting Pronouncements

Effective January 1, 2024, the Plan adopted ASU 2022-03, "Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions " (Issued in June 2022): ASU 2022-03 clarifies current guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, and introduces new disclosure requirements for those equity securities subject to contractual restrictions. Adoption of ASU 2022-03 did not have a material impact on the Plan's financial statements.

4.Plan Termination

Although FE has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2024 or 2023, or during the year ended December 31, 2024.

There were no changes in valuation methodologies for assets measured at fair value during 2024.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2024 and 2023:

	December 31, 2024
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$15,455	$15,455

Common Collective Trusts	—	2,257,682,707	2,257,682,707

FE Common Stock Fund
FE Common Stock	415,883,749	—	415,883,749
Cash and Cash Equivalents	—	680,470	680,470
Total FE Common Stock Fund	415,883,749	680,470	416,564,219

Registered Investment Companies	628,074,470	2,970,594	631,045,064

Self-Managed Brokerage Accounts[1]	—	214,641,024	214,641,024

Total Investments at Fair Value[2]	$1,043,958,219	$2,475,990,250	$3,519,948,469

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2023
	Level 1	Level 2	Total

Common Collective Trusts	$—	$2,010,277,469	$2,010,277,469

FE Common Stock Fund
FE Common Stock	383,478,557	—	383,478,557
Cash and Cash Equivalents	—	1,360,901	1,360,901
Total FE Common Stock Fund	383,478,557	1,360,901	384,839,458

Registered Investment Companies	550,527,422	151,357,996	701,885,418

Self-Managed Brokerage Accounts[1]	—	173,820,730	173,820,730

Total Investments at Fair Value [2]	$934,005,979	$2,336,817,096	$3,270,823,075

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by Pacific Investment Management Company (PIMCO).

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the synthetic GICs on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events of the magnitude that would limit the Plan’s ability to transact at contract value are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2024 and 2023:

	2024	2023

Short-term investment fund	$10,697,898	$10,607,181
Synthetic GICs	333,040,410	380,126,429
Total Investments at contract value	$343,738,308	$390,733,610

The synthetic GICs are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FE or its consolidated subsidiaries (FirstEnergy) prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FE’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FE common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FE common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2024 and 2023, and for the year ended December 31, 2024:

	2024	2023

Net assets available for benefits per the financial statements	$3,918,764,813	$3,697,808,900
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(20,710,669)	(24,541,857)
Net assets available for benefits per Form 5500	$3,898,054,144	$3,673,267,043

Total investment income and interest income on notes receivable
from participants per the financial statements	$452,901,162
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	3,831,188
Investment income per Form 5500	$456,732,350

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	STIF	Money market fund	**	$15,456
*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	416,564,219
*	FIDELITY PURITAN FUND K6	Balanced fund	**	169,556,527
*	FIDELITY GOVERNMENT MARKET	U.S. government securities	**	4,120
	BLACKROCK ACWI EX US - L	International stocks	**	49,405,403
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	73,475,294
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND W	Blend of stocks, fixed income	**	194,980,758
	BLACKROCK LIFEPATH INDEX 2030 FUND W	Blend of stocks, fixed income	**	117,395,189
	BLACKROCK LIFEPATH INDEX 2035 FUND W	Blend of stocks, fixed income	**	95,639,793
	BLACKROCK LIFEPATH INDEX 2040 FUND W	Blend of stocks, fixed income	**	81,570,891
	BLACKROCK LIFEPATH INDEX 2045 FUND W	Blend of stocks, fixed income	**	94,253,150
	BLACKROCK LIFEPATH INDEX 2050 FUND W	Blend of stocks, fixed income	**	121,504,922
	BLACKROCK LIFEPATH INDEX 2055 FUND W	Blend of stocks, fixed income	**	100,684,683
	BLACKROCK LIFEPATH INDEX 2060 FUND W	Blend of stocks, fixed income	**	66,482,128
	BLACKROCK LIFEPATH INDEX 2065 FUND W	Blend of stocks, fixed income	**	25,393,963
	COLUMBIA DIVIDEND INCOME FUND	Equities, fixed income	**	3,247,937
	DODGE & COX INTERNATIONAL FUND CLASS X	International stocks	**	111,955,287
	FIAM CORE PLUS	Bonds	**	199,070,181
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	214,641,024
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	16,990,560
	RUSSELL 2000 INDEX FUND	Small cap growth stocks	**	41,070,562
	RUSSELL 1000 INDEX FUND	Small cap growth stocks	**	101,672,918
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	92,701,186
	METWEST BOND FUND	Bonds	**	921,038
	EQUITY INDEX - J	Large cap stocks	**	855,618,483
	VANGUARD MID CAP VALUE INDEX FUND	Mid cap value stocks	**	121,437,910
	VICTORY SMALL CAP FUND	Small cap value stocks	**	58,689,098

*	CAPITAL PRESERVATION FUND TOTAL
	STATE STREET STIF	Money market fund	**	$10,697,898
	ADVENT HEALTH SYSTEM	Corporate - 2.95%, 2029	**	642,381
	AMEREN MISSOURI SEC FU I SR SEC	Corporate - 4.85%, 2041	**	490,287
	AMERICAN EXPRESS CO SR UNSEC SOFR	Corporate - 6.49%, 2031	**	537,662
	AMERICAN TOWER CORP SR UNSEC	Corporate - 5.80%, 2028	**	515,730
	AMERIPRISE FINANCIAL INC SR UNSEC	Corporate - 4.50%, 2032	**	1,688,641
	AMXCA 2022-4 A	Cash Equivalent - 4.95%, 2027	**	1,306,615
	AMXCA 2023-2 A	Mortgage - 4.80%, 2030	**	1,614,405
	ANDREW W MELLON FOUNDATI UNSEC	Corporate - 0.95%, 2027	**	1,281,812
	AT&T INC SR UNSEC	Corporate - 2.55%, 2033	**	1,105,456
	ATHENE GLOBAL FUNDING SR SEC 144A	Corporate - 4.86%, 2026	**	504,139

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BACCT 2023-A1 A1	Mortgage - 4.79%, 2028	**	1,609,483
	BANK 2018-BN12 ASB	Mortgage - 4.17%, 2061	**	816,428
	BANK 2019-BN21 ASB	Mortgage - 2.81%, 2052	**	1,360,536
	BANK 2020-BN25 A5	Mortgage - 2.65%, 2063	**	885,872
	BANK 2020-BN26 A4 WM29 WC3.5017	Mortgage - 2.40%, 2063	**	873,388
	BANK OF AMERICA CORP SR UNSEC SOFR	Cash Equivalent - 1.20%, 2026	**	1,410,909
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.73%, 2027	**	2,059,203
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.66%, 2027	**	724,848
	BANNER HEALTH UNSEC	Corporate - 2.34%, 2030	**	1,339,089
	BARCLAYS PLC SR UNSEC	Corporate - 2.65%, 2031	**	608,663
	BARCLAYS PLC SR UNSEC SOFR	Corporate - 5.69%, 2030	**	1,630,716
	BAYER US FINANCE LLC SR UNSEC 144A	Corporate - 6.50%, 2033	**	612,884
	BBCMS 2023-C19 A5	Mortgage - 5.45%, 2056	**	1,015,888
	BBCMS 2024-5C31 A2 WM29 WC6.6063	Mortgage - 5.14%, 2057	**	502,456
	BMARK 2019-B14 ASB	Mortgage - 2.96%, 2062	**	1,322,312
	BMARK 2020-B21 A5	Mortgage - 1.98%, 2053	**	1,335,650
	BMO 2024-5C5 A2	Mortgage - 5.46%, 2057	**	608,794
	BMO 2024-5C7 A2	Mortgage - 5.09%, 2057	**	701,589
	BMO 2024-5C8 A2	Mortgage - 5.15%, 2057	**	501,140
	BNP PARIBAS SR NONPREF 144A SOFR	Corporate - 5.74%, 2035	**	1,826,397
	BOEING CO/THE SNR S* ICE	Credit Default Swap - 1.00%, 2027	**	1,336
	BPCE SA SR NON PREF 144A SOFR	Corporate - 5.94%, 2035	**	1,790,264
	CA ST UNIV-D	Municipals - 1.69%, 2029	**	1,047,220
	CARMX 2022-4 A3	Cash Equivalent - 5.34%, 2027	**	1,070,942
	CARMX 2024-1 A3	Mortgage - 4.92%, 2028	**	1,913,492
	CASH COLLATERAL CME BOS USD	Cash Equivalent - 4.23%, 2060	**	285,880
	CASH COLLATERAL FUT BOS USD	Cash Equivalent - 4.39%, 2060	**	523,574
	CASH COLLATERAL ICE BOS USD	Cash Equivalent - 4.23%, 2060	**	1,541,636
	CASH COLLATERAL LCH BOS USD	Cash Equivalent - 4.23%, 2060	**	587,336
	CATERPILLAR FINL SERVICE SR UNSEC	Corporate - 4.40%, 2027	**	450,530
	CCCIT 2018-A7 A7	Mortgage - 3.96%, 2030	**	2,255,957
	CITIGROUP INC SOFR SR UNSEC	Corporate - 2.56%, 2032	**	934,795
	COMET 2022-A3 A	Cash Equivalent - 4.95%, 2027	**	1,407,132
	COMET 2023-A1 A	Mortgage - 4.42%, 2028	**	1,101,651
	COMM 2015-CR23 A3 WM15	Cash Equivalent - 3.23%, 2048	**	437,303
	COMM 2015-LC21 ASB	Cash Equivalent - 3.42%, 2048	**	46,567
	COMM 2018-COR3 A3 WM28 WC4.57635829	Mortgage - 4.23%, 2051	**	956,538
	COMM 2019-GC44 ASB	Mortgage - 2.87%, 2057	**	1,415,956
	CONSTELLATION EN GEN LLC SR UNSEC	Corporate - 5.60%, 2028	**	1,339,075

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	COOPERATIEVE RABOBANK UA SR NONPREF 144A	Cash Equivalent - 1.34%, 2026	**	1,474,807
	COPAR 2023-2 A3	Mortgage - 5.82%, 2028	**	917,650
	CRVNA 2024-P2 A3	Mortgage - 5.33%, 2029	**	607,633
	CSAIL 2017-CX9 ASB	Cash Equivalent - 3.26%, 2050	**	453,008
	DALLAS AREA RAPID TRN	Municipals - 1.35%, 2027	**	91,728
	DCENT 2023-A2 A	Mortgage - 4.93%, 2028	**	1,209,778
	DELL INT LLC / EMC CORP	Corporate - 6.10%, 2027	**	522,608
	DEUTSCHE BANK NY SOFR SR NON-PREF	Corporate - 3.55%, 2031	**	361,513
	DEUTSCHE BANK NY SR NON-PREF SOFR	Corporate - 7.15%, 2027	**	1,048,425
	DTE ELECT SECUR FND II SR SEC	Corporate - 5.97%, 2033	**	1,057,940
	DTE ELECTRIC CO SEC	Corporate - 3.00%, 2032	**	1,769,728
	ELEVANCE HEALTH INC SR UNSEC	Corporate - 4.75%, 2030	**	397,085
	EMPIRE DISTRICT BONDCO SEC	Corporate - 4.94%, 2035	**	1,116,784
	ENI SPA SR UNSEC 144A	Corporate - 5.50%, 2034	**	893,665
	EQUITABLE FINANCIAL LIFE SEC 144A	Corporate - 1.30%, 2026	**	1,716,330
	FED HOME LN BK BD (600MM)	Corporate - 1.05%, 2026	**	1,712,171
	FED HOME LN BK GLBL BD (300MM)	Corporate - 1.00%, 2026	**	3,333,768
	FHLMC DUS #WN-2407	Mortgage - 4.38%, 2028	**	844,467
	FHLMC DUS #WN-2427	Mortgage - 4.17%, 2028	**	244,604
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	655,827
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	212,964
	FHLMC GOLD 30YR #Q4-3876	Mortgage - 3.00%, 2046	**	7,725,901
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	1,016,224
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	25,146
	FHLMC GOLD 30YR GNT #G0-8793	Mortgage - 4.00%, 2047	**	91,792
	FHLMC GOLD 30YR GNT #G0-8823	Mortgage - 3.50%, 2048	**	414,286
	FHLMC GOLD 30YR GNT #G0-8841	Mortgage - 3.50%, 2048	**	112,454
	FHLMC GOLD 30YR GNT #G0-8857	Mortgage - 4.00%, 2049	**	484,351
	FHMS K065 A1 WM27 WC4.3550	Cash Equivalent - 2.86%, 2026	**	477,849
	FHMS K070 A1	Mortgage - 3.03%, 2027	**	1,617,113
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	178,337
	FHR 2950 FN SOFR30A+56.448BP	Cash Equivalent - 5.16%, 2035	**	47,915
	FHR 3185 GT SEQ WM26 WC6.43	Cash Equivalent - 6.00%, 2026	**	9,780
	FHR 3225 HF SOFR30A+62.448BP	Cash Equivalent - 5.22%, 2036	**	71,027
	FHR 3311 FN SOFR30A+41.448BP	Cash Equivalent - 5.01%, 2037	**	24,624
	FHR 3318 FL SOFR30A+51.448BP	Cash Equivalent - 5.11%, 2037	**	62,991
	FHR 3339 FL SOFR30A+69.448BP	Cash Equivalent - 5.29%, 2037	**	83,097
	FHR 3355 BF SOFR30A+81.448BP	Cash Equivalent - 5.41%, 2037	**	91,207
	FHR 3368 AF SOFR30A+83.448BP	Cash Equivalent - 5.43%, 2037	**	12,398
	FHR 3666 FC SOFR30A+84.448BP	Cash Equivalent - 5.44%, 2040	**	40,260

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3699 FD SOFR30A+71.448BP VA	Cash Equivalent - 5.31%, 2040	**	73,471
	FHR 3740 DF SOFR30A+59.448BP	Cash Equivalent - 5.19%, 2040	**	182,549
	FHR 3743 FA SOFR30A+71.448BP	Cash Equivalent - 5.31%, 2040	**	266,035
	FHR 3747 WF SOFR30A+59.448BP VA	Cash Equivalent - 5.19%, 2040	**	253,942
	FHR 3751 FG SOFR30A+61.448BP	Cash Equivalent - 5.21%, 2050	**	79,564
	FHR 3843 FE SOFR30A+66.448BP	Cash Equivalent - 5.26%, 2041	**	350,520
	FHR 3843 FG SOFR30A+66.448BP	Cash Equivalent - 5.26%, 2041	**	350,520
	FHR 3977 FB SOFR30A+63.448BP	Cash Equivalent - 5.23%, 2041	**	416,698
	FHR 3984 DF SOFR30A+66.448BP	Cash Equivalent - 5.26%, 2042	**	377,749
	FHR 4400 FA SOFR30A+51.448BP	Cash Equivalent - 5.11%, 2041	**	253,094
	FHR 4736 CD WM39 WC4.9483	Mortgage - 3.00%, 2046	**	286,937
	FHR 4989 FA SOFR30A+46.448BP	Cash Equivalent - 5.15%, 2040	**	105,433
	FHR 4989 FB SOFR30A+46.448BP	Cash Equivalent - 5.15%, 2040	**	100,084
	FIN FUT SOFR 90DAY CME	Future - 0.00%, 2026	**	(6,420)
	FIN FUT US 10YR CBT	Future - 6.00%, 2025	**	(14,906)
	FIN FUT US 2YR CBT	Future - 6.00%, 2025	**	3,500
	FIN FUT US 5YR CBT	Future - 6.00%, 2025	**	32,813
	FIN FUT US ULTRA 10YR CBT	Future - 6.00%, 2025	**	2,105
	FIN FUT US ULTRA 30YR CBT	Future - 6.00%, 2025	**	293
	FL ST BRD ADMIN FIN-A	Municipals - 5.53%, 2034	**	412,232
	FLORIDA POWER & LIGHT 1ST MTG	Corporate - 2.45%, 2032	**	594,725
	FN ARM AL7090 H15T1Y+224.1 9.49	Cash Equivalent - 7.11%, 2037	**	163,987
	FNMA PASS THRU 15YR #MA3897	Mortgage - 3.00%, 2035	**	302,596
	FNMA PASS THRU 20YR #AL6722	Mortgage - 5.00%, 2030	**	83,242
	FNMA PASS THRU 30YR #848210	Mortgage - 5.50%, 2035	**	51,490
	FNMA PASS THRU 30YR #884863	Mortgage - 5.50%, 2036	**	36,141
	FNMA PASS THRU 30YR #890365	Mortgage - 5.50%, 2041	**	56,805
	FNMA PASS THRU 30YR #938504	Mortgage - 5.50%, 2037	**	24,234
	FNMA PASS THRU 30YR #BK8819	Mortgage - 4.00%, 2048	**	321,697
	FNMA PASS THRU 30YR #FM3241	Mortgage - 3.00%, 2050	**	1,453,391
	FNMA PASS THRU 30YR #FS4017	Mortgage - 3.00%, 2052	**	4,560,710
	FNMA PASS THRU 30YR #RA7326	Mortgage - 3.50%, 2052	**	1,394,661
	FNMA PASS THRU 30YR #SD8245	Mortgage - 4.50%, 2052	**	26,211,670
	FNMA PASS THRU 30YR #SD8265	Mortgage - 4.00%, 2052	**	34,078,268
	FNMA P-T DUS #AN5171	Mortgage - 3.29%, 2027	**	745,854
	FNMA P-T DUS #AN8612	Mortgage - 3.29%, 2028	**	703,158
	FNMA P-T DUS #AN9215	Mortgage - 3.43%, 2028	**	50,113
	FNMA P-T DUS #BS8896	Mortgage - 5.10%, 2028	**	1,118,290
	FNR 2005-13 FA SOFR30A+56.448BP	Cash Equivalent - 5.13%, 2035	**	115,878

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2005-29 JB WM33 WC7.0709	Cash Equivalent - 4.50%, 2035	**	7
	FNR 2006-129 FM SOFR30A+36.448BP	Cash Equivalent - 4.93%, 2037	**	25,459
	FNR 2007-109 GF SOFR30A+79.448BP	Cash Equivalent - 5.36%, 2037	**	186,200
	FNR 2007-25 FB SOFR30A+44.448BP	Cash Equivalent - 5.01%, 2037	**	14,457
	FNR 2007-27 FA SOFR30A+42.448BP	Cash Equivalent - 4.99%, 2037	**	1,751
	FNR 2007-38 FC SOFR30A+53.448BP	Cash Equivalent - 5.10%, 2037	**	63,074
	FNR 2007-70 FA SOFR30A+46.448BP	Cash Equivalent - 5.03%, 2037	**	31,751
	FNR 2008-12 FA SOFR30A+78.448BP	Cash Equivalent - 5.35%, 2038	**	292,019
	FNR 2010-111 FC SOFR30A+63.448BP	Cash Equivalent - 5.20%, 2040	**	37,429
	FNR 2010-115 FM SOFR30A+61.448BP	Cash Equivalent - 5.18%, 2040	**	249,007
	FNR 2010-117 FE SOFR30A+51.448BP	Cash Equivalent - 5.08%, 2040	**	26,941
	FNR 2010-135 LF SOFR30A+56.448BP	Cash Equivalent - 5.13%, 2040	**	119,549
	FNR 2015-79 FE SOFR30A+36.448BP	Cash Equivalent - 4.93%, 2045	**	575,170
	FNR 2015-87 BF SOFR30A+41.448BP	Cash Equivalent - 4.98%, 2045	**	342,505
	FNR 2016-11 CF SOFR30A+46.448BP	Cash Equivalent - 5.03%, 2046	**	686,625
	FNR 2016-40 AF SOFR30A+56.448BP	Cash Equivalent - 5.25%, 2046	**	477,492
	FNR 2016-64 KF SOFR30A+58.448BP	Cash Equivalent - 5.27%, 2046	**	464,688
	FNR 2016-82 FM SOFR30A+51.448BP	Cash Equivalent - 5.20%, 2046	**	661,235
	FNR 2016-87 AF SOFR30A+51.448BP	Cash Equivalent - 5.20%, 2046	**	700,840
	FNR 2024-104 FA SOFR30A+105BP	Mortgage - 5.65%, 2055	**	498,214
	FORDL 2023-B A4	Cash Equivalent - 5.87%, 2027	**	1,114,645
	FORDO 2022-D A4	Mortgage - 5.30%, 2028	**	1,821,554
	GMALT 2023-3 A4	Cash Equivalent - 5.44%, 2027	**	807,874
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	972,689
	GOLDMAN SACHS GROUP INC SR UNSEC TSFR3M	Corporate - 3.69%, 2028	**	2,919,349
	GSMS 2015-GC32 A3 WM15	Cash Equivalent - 3.50%, 2048	**	730,564
	GSMS 2019-GSA1 AAB	Mortgage - 2.99%, 2052	**	1,883,996
	HAROT 2024-3 A3	Mortgage - 4.57%, 2029	**	601,220
	HART 2023-C A4	Mortgage - 5.55%, 2029	**	1,434,720
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 5.21%, 2028	**	1,014,988
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 2.87%, 2032	**	1,268,410
	HSBC HOLDINGS PLC SR UNSEC TSFR3M	Corporate - 3.97%, 2030	**	567,993
	JPMDB 2017-C7 A5 WM27 WC4.2015	Mortgage - 3.41%, 2050	**	1,235,179
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 4.57%, 2030	**	1,472,786
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 1.95%, 2032	**	666,921
	JPMORGAN CHASE & CO SR UNSEC TSFR3M	Corporate - 3.78%, 2028	**	1,974,900
	KKR GROUP FINAN CO XII 144A SR UNSEC	Corporate - 4.85%, 2032	**	774,424
	LA LOCAL GOVT ENVRN-A	Municipals - 4.28%, 2036	**	382,765
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 4.55%, 2028	**	991,010

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 3.57%, 2028	**	963,915
	MASSMUTUAL GLOBAL FUNDIN SR SEC 144A	Corporate - 5.15%, 2029	**	1,219,702
	MITSUBISHI UFJ FIN GRP SR UNSEC	Cash Equivalent - 1.41%, 2025	**	986,021
	MIZUHO FINANCIAL GROUP SR UNSEC	Corporate - 2.17%, 2032	**	2,918,230
	MORGAN STANLEY SOFR SR UNSEC	Corporate - 2.24%, 2032	**	1,585,543
	MORGAN STANLEY SR UNSEC SOFRRATE	Corporate - 5.66%, 2030	**	870,582
	MSC 2021-L5 ASB	Mortgage - 2.43%, 2054	**	1,005,604
	MSWF 2023-2 A5	Mortgage - 6.01%, 2056	**	1,163,034
	NATWEST GROUP PLC SR UNSEC	Corporate - 1.64%, 2027	**	477,427
	NATWEST GROUP PLC SR UNSEC	Corporate - 4.89%, 2029	**	1,242,515
	NEW YORK ST URBAN DEV	Municipals - 1.35%, 2026	**	1,934,025
	NSTAR ELECTRIC CO SR UNSEC	Corporate - 5.60%, 2028	**	813,982
	PACIFIC GAS & ELECTRIC	Corporate - 3.00%, 2028	**	562,753
	PACIFIC GAS & ELECTRIC	Corporate - 5.45%, 2027	**	709,608
	PACIFIC GAS & ELECTRIC 1ST MTGE	Corporate - 6.10%, 2029	**	630,567
	PACIFIC LIFE GF II SEC 144A	Corporate - 4.50%, 2029	**	497,989
	PACIFIC LIFE GF II SEC 144A SOFR	Cash Equivalent - 5.12%, 2026	**	703,764
	PROV ST JOSEPH HLTH OBL SR UNSEC	Corporate - 5.40%, 2033	**	1,309,460
	RFR USD SOFR/3.30000 12/02/24-4Y* CME	Interest Rate Swap - 3.30%, 2029	**	105,404
	RFR USD SOFR/3.51042 09/03/24-4Y* LCH	Interest Rate Swap - 3.51%, 2028	**	33,201
	RFR USD SOFR/3.51453 09/03/24-4Y* LCH	Interest Rate Swap - 3.51%, 2028	**	28,462
	RFR USD SOFR/3.71000 03/03/25-7Y* LCH	Interest Rate Swap - 3.71%, 2031	**	215,800
	RFR USD SOFR/3.74000 03/03/25-4Y* LCH	Interest Rate Swap - 3.74%, 2029	**	98,286
	RFR USD SOFR/3.83000 03/03/25-4Y* LCH	Interest Rate Swap - 3.83%, 2029	**	20,025
	SAFEHOLD GL HOLDINGS LLC SR UNSEC	Corporate - 6.10%, 2034	**	616,413
	SAN JOSE REDEV-A-T	Municipals - 3.13%, 2028	**	763,415
	SANTANDER HOLDINGS USA SR UNSEC	Corporate - 4.50%, 2025	**	1,108,923
	SANTANDER UK GROUP HLDGS SR UNSEC SOFR	Corporate - 1.67%, 2027	**	1,334,067
	SBA TOWER TRUST 144A	Corporate - 6.60%, 2052	**	1,746,905
	STIF FUND (EUR)	Cash Equivalent - 4.58%, 2030	**	236,796
	STIF FUND (EUR) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (GBP) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (JPY) (FIDELITY)	Cash Equivalent - 4.53%, 2030	**	(49,200,000)
	SUTTER HEALTH UNSEC	Cash Equivalent - 1.32%, 2025	**	882,801
	SYNIT 2023-A2 A	Mortgage - 5.74%, 2029	**	1,122,943
	TEXAS ELECTRIC MKT STABL SEC	Corporate - 4.27%, 2036	**	1,105,300
	TX NATURAL GAS SECZ	Municipals - 5.10%, 2035	**	1,029,252
	U S TREASURY BOND	US Treasury - 4.13%, 2044	**	5,669,881
	U S TREASURY NOTE	US Treasury - 3.75%, 2031	**	5,789,259
	U S TREASURY NOTE	US Treasury - 4.13%, 2031	**	3,324,287
	U S TREASURY NOTE	US Treasury - 4.13%, 2031	**	1,670,630
	U S TREASURY NOTE	US Treasury - 4.13%, 2026	**	6,510,087

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S TREASURY REPO	Cash Equivalent - 4.52%, 2025	**	57,503,828
	U S TREASURY REPO	Cash Equivalent - 4.60%, 2025	**	49,200,000
	U S TREASURY REPO	Cash Equivalent - 4.57%, 2025	**	100,000
	UBS GROUP AG SR UNSEC 144A	Corporate - 2.10%, 2032	**	1,079,123
	UBS GROUP AG SR UNSEC 144A SOFR	Corporate - 3.09%, 2032	**	960,198
	UBS GROUP AG SR UNSEC 144A SOFR	Corporate - 6.54%, 2033	**	644,742
	UBSCM 2017-C7 ASB	Mortgage - 3.59%, 2050	**	909,264
	UNIV OF CALIFORNIA-BG	Municipals - 1.32%, 2027	**	1,302,535
	UPMC SEC	Corporate - 5.04%, 2033	**	592,679
	UT ST-BABS-B	Cash Equivalent - 3.54%, 2025	**	534,503
	VERIZON COMMUNICATIONS INC SNR S* ICE	Credit Default Swap - 1.00%, 2028	**	5,327
	VERIZON COMMUNICATIONS INC SNR S* ICE	Credit Default Swap - 1.00%, 2028	**	41,951
	VM CASH CCP CME BOS USD	Cash Equivalent - 4.49%, 2060	**	25,333
	VM CASH CCP ICE BOS USD	Cash Equivalent - 4.49%, 2060	**	(1,482)
	VM CASH CCP LCH BOS USD	Cash Equivalent - 4.49%, 2060	**	55,158
	VM CASH FUT DOM BOS USD	Cash Equivalent - 4.39%, 2060	**	160,447
	WELLS FARGO & COMPANY SR UNSEC SOFR	Corporate - 5.50%, 2035	**	3,031,241
	WFCM 2015-C29 ASB WM15	Cash Equivalent - 3.40%, 2048	**	12
	WFCM 2015-C30 ASB WM25 WC4.53	Cash Equivalent - 3.41%, 2058	**	65,801
	WFCM 2016-C35 ASB WM16 WC0.0	Cash Equivalent - 2.79%, 2048	**	283,782
	WFCM 2017-C42 ASB	Cash Equivalent - 3.49%, 2050	**	760,505
	WFCM 2018-C44 A5	Mortgage - 4.21%, 2051	**	1,457,629
	WISCONSIN ST GEN FUND	Municipals - 1.49%, 2029	**	878,709
	WOART 2023-C A4	Mortgage - 5.03%, 2029	**	806,299
	WOODSIDE FINANCE LTD SR UNSEC	Corporate - 5.10%, 2034	**	671,982

	Capital Preservation Fund Total			$323,027,639

	ARTISAN MID CAP FUND
	BBF STIF	MONEY MARKET FUND	**	$2,575,752
	API GROUP CORP	COMMON STOCKS	**	801,412
	ARES MANAGEMENT	COMMON STOCKS	**	1,001,105
	ARGENX SE	COMMON STOCKS	**	4,739,190
	ARISTA NETWORKS	COMMON STOCKS	**	1,407,489
	ARTHUR J GALLAGHAR	COMMON STOCKS	**	692,310
	ASCENDIS PHARMA AS	COMMON STOCKS	**	2,938,704
	ATLASSIAN	COMMON STOCKS	**	2,631,911
	AUTOZONE INC	COMMON STOCKS	**	1,255,184
	BEST BUY CO INC	COMMON STOCKS	**	439,897
	BRIGHT HORIZONS	COMMON STOCKS	**	489,957

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	CBRE GROUP	COMMON STOCKS	**	1,325,635
	CCC INTELLIGENT	COMMON STOCKS	**	1,321,854
	CHIPOTLE	COMMON STOCKS	**	1,686,772
	COHERENT CORP	COMMON STOCKS	**	892,451
	DATADOG INC	COMMON STOCKS	**	1,735,542
	DECKERS OUTDOOR	COMMON STOCKS	**	1,638,327
	DEXCOM INC	COMMON STOCKS	**	1,061,094
	DICKS SPORTING	COMMON STOCKS	**	687,435
	DOORDASH INC	COMMON STOCKS	**	1,497,001
	EQUIFAX INC	COMMON STOCKS	**	1,232,709
	EXACT SCIENCES	COMMON STOCKS	**	626,631
	FERGUSON ENTERPRISES	COMMON STOCKS	**	596,734
	FORTIVE CORP	COMMON STOCKS	**	891,225
	GITLAB INC	COMMON STOCKS	**	1,115,505
	GODADDY INC	COMMON STOCKS	**	906,718
	GUIDEWIRE	COMMON STOCKS	**	471,687
	HUBBELL INC	COMMON STOCKS	**	1,505,491
	HUBSPOT INC	COMMON STOCKS	**	1,592,816
	ILLUMINA INC	COMMON STOCKS	**	931,134
	INGERSOLL	COMMON STOCKS	**	892,750
	INSMED INC	COMMON STOCKS	**	1,210,754
	INSULET CORP	COMMON STOCKS	**	979,013
	IRHYTHM TECHNOLOGIES	COMMON STOCKS	**	1,291,415
	LATTICE SEMICONDUCTOR	COMMON STOCKS	**	2,395,729
	LIBERTY MEDIA	COMMON STOCKS	**	2,108,756
	LIVE NATION ENTERTAINMENT	COMMON STOCKS	**	2,194,248
	LPL FINL HLDGS INC	COMMON STOCKS	**	902,147
	MACOM TECHNOLOGY	COMMON STOCKS	**	1,492,016
	MARVELL TECHNOLOGY	COMMON STOCKS	**	1,613,233
	MONOLITHIC	COMMON STOCKS	**	1,372,744
	NU HOLDINGS	COMMON STOCKS	**	333,675
	NUTANIX INC	COMMON STOCKS	**	673,408
	NVR INC	COMMON STOCKS	**	564,344
	ONTO INNOVATION	COMMON STOCKS	**	1,316,026
	PARSONS CORP	COMMON STOCKS	**	1,063,089
	PURE STORAGE	COMMON STOCKS	**	1,423,640
	QUANTA SVCS	COMMON STOCKS	**	1,873,228
	ROBINHOOD	COMMON STOCKS	**	1,128,307

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SAIA INC	COMMON STOCKS	**	1,779,627
	SAMSARA INC	COMMON STOCKS	**	570,679
	SHOPIFY	COMMON STOCKS	**	1,972,847
	SPOTIFY	COMMON STOCKS	**	4,005,393
	SYNOPSYS INC	COMMON STOCKS	**	1,478,407
	TAKE-TWO INTERACTV	COMMON STOCKS	**	785,469
	TRADEWEB MARKETS	COMMON STOCKS	**	1,911,039
	TWIST BIOSCIENCE	COMMON STOCKS	**	1,127,827
	TYLER TECHNOLOGIES	COMMON STOCKS	**	3,495,592
	US FOODS HOLDING	COMMON STOCKS	**	1,106,816
	VEEVA SYS	COMMON STOCKS	**	1,109,489
	VERACYTE INC	COMMON STOCKS	**	874,368
	VERISK ANALYTICS	COMMON STOCKS	**	973,370
	VERTIV HOLDINGS	COMMON STOCKS	**	482,388
	WEST PHARMACEUTICAL	COMMON STOCKS	**	3,660,483
	WESTINGHOUSE	COMMON STOCKS	**	962,169
	WINGSTOP INC	COMMON STOCKS	**	562,716
	XYLEM INC	COMMON STOCKS	**	1,475,194
	ZSCALER INC	COMMON STOCKS	**	1,153,722

	Artisan Midcap Investor Fund Total			$95,005,789

		Total Investments		3,842,976,108

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	56,461,860

				$3,899,437,968
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number Description

23.1     Consent of Independent Registered Public Accounting Firm

    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN
Date: June 26, 2025

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee